UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly held Company with authorized Capital

Corporate Taxpayers ID No. 90.400.888/0001-42

Company Registry 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (B3: SANB11) (“Santander Brasil”), in compliance with the provisions set forth in Article 157, Paragraph 4, of Law No. 6,404/76 and Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), as amended, hereby informs its shareholders and the market in general that it has decided to withdraw the disclosure of the guidance initially announced on the material fact dated October 8th, 2019.

The decision to discontinue the disclosure of projections was motivated by the current scenario of uncertainty about the magnitude and duration of the COVID-19 pandemic, as well as its impacts on the macroeconomic environment.

Santander Brasil reaffirms its commitment to profitability, which is among the best in the industry in Brazil, with active growth management, cost of credit and efficiency.

The Company will keep its shareholders and the market in general informed about any new developments related to the matter.

São Paulo, July 29, 2020.

Angel Santodomingo
Vice-President Executive Officer and Investor Relations Officer
Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer